SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	July 15, 2005 at 9.00 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Social Insurance Institution of Finland’s percentage of Stora Enso votes has increased

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that as a result of conversions of Stora Enso Oyj shares by other shareholders, the percentage of Stora Enso votes held by the Social Insurance Institution of Finland increased to over 10% as of July 15, 2005.

With reference to Chapter 2, Paragraph 10 of the Finnish Securities Markets Act, Stora Enso Oyj is reporting that as of July 15, 2005 the shareholding of the Social Insurance Institution is as follows:

No. of Series A shares	23 825 086
No. of Series R shares	3 738 965
No. of votes	24 198 983
% of shares	3.4%
% of votes	10.0%

The holding of the Social Insurance Institution has been calculated according to the share capital registered on July 15, 2005.

Information about Stora Enso share conversions

According to Section 15 of Stora Enso Oyj’s Articles of Association, a shareholder owning Series A shares can at any time request conversion of Series A shares into Series R shares. Each Series A share and each ten Series R shares entitle the shareholder to one vote at a shareholders’ meeting. However, each shareholder has at least one vote. Further information is available at www.storaenso.com/investors.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and an annual production capacity of 16.2 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel